UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Ares Management Corporation
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

03990B 101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Antony P. Ressler
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 130,294,487(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 130,294,487(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,294,487(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 43.06%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 13,269,729 shares of Class A common stock, par value $0.01 per share, of Issuer (“Class A Shares”) and (ii) 117,024,758 partnership units of the Ares Operating Group, which are convertible one for one into Class A Shares, subject to certain restrictions (“AOG Units”), all of which are held by Ares Owners Holdings L.P. (“Ares Owners”).

(2) Calculated based on (i) 185,586,803 Class A Shares outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed November 6, 2023, as increased by (ii) 117,024,758 Class A Shares issuable upon conversion of 117,024,758 AOG Units held by Ares Owners.

Item 1(a).	Name of Issuer:
Ares Management Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067
Item 2(a).	Names of Persons Filing:
This statement is filed by Antony P. Ressler, referred to herein as the “Reporting Person.”
Item 2(b).	Address of the Principal Business Office or, if None, Residence:
2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067
Item 2(c).	Citizenship:
See response to Item 4 on the cover page.
Item 2(d).	Title of Class of Securities:
Class A common stock, $0.01 par value per share
Item 2(e).	CUSIP Number:
03990B 101
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership.

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

  (a)           Amount beneficially owned:

       See response to Item 9 on the cover page.

  (b)          Percent of Class:

       See response to Item 11 on the cover page.

  (c)          Number of shares as to which the Reporting Person has:

               (i)         Sole power to vote or to direct the vote:

           See response to Item 5 on the cover page.

               (ii)        Shared power to vote or to direct the vote:

           See response to Item 6 on the cover page.

(iii)         Sole power to dispose or to direct the disposition of:

 See response to Item 7 on the cover page.

(iv)         Shared power to dispose or to direct the disposition of:

 See response to Item 8 on the cover page.

The reported securities include 13,269,729 Class A Shares and 117,024,758 AOG Units held by Ares Owners. Ares Partners Holdco LLC (“Ares Partners”) is the general partner of Ares Owners. Ares Partners is managed by a board of managers, which is composed of the Reporting Person, Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan and Bennett Rosenthal (each, a “Board Member” and collectively, the “Board Members”). The Reporting Person generally has veto authority over decisions of the Board Members. Ares Owners holds 11,830,778 Class A Shares and 49,764,375 AOG Units on behalf of the Reporting Person, or on behalf of a vehicle controlled by him, as a limited partner of Ares Owners. Based solely on information reported in Statements on Schedule 13G filed by Ares Owners and the other Board Members, the Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 132,712,728 Class A Shares in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and Class A Shares that may be acquired by the individual Board Members upon the vesting of Restricted Stock Units (“RSUs”) held by such Board Member, representing 43.61% of the outstanding Class A Shares (based on 185,586,803 outstanding shares and assuming the exchange of such AOG Units and the vesting of such RSUs).

The percentage reflected on the cover page to this Schedule 13G is calculated based on (i) an aggregate of 185,586,803 Class A Shares outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed November 6, 2023, as increased by (ii) 117,024,758 Class A Shares issuable upon conversion of 117,024,758 AOG Units held by Ares Owners.

The Reporting Person expressly disclaims the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Ares Owners, Ares Partners, and the other Board Members, as well as beneficial ownership with respect to any Class A Shares beneficially owned by Ares Owners, Ares Partners, or the other Board Members, and neither the filing of this Statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Class A Shares referred to herein for purposes of Section 13(d) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the Class A Shares on behalf of the Reporting Person, or on behalf of a vehicle he controls. No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares reported on this Schedule 13G.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

ANTONY P. RESSLER

/s/ Antony P. Ressler